Greenleaf Forest Products, Inc.

1611 Gate Creek Drive

Pearland, TX 77581

February 2, 2007

United State Securities

 and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Company:

Greenleaf Forest Products, Inc..

Form:

Form SB-2 Registration Statement

File No.:           333-137920

Dear Sir or Madame:

As President of, on behalf of and pursuant to authorization and the request of the above-referenced Company, this letter serves as our request for the withdrawal of our Acceleration Request heretofore filed January 30, 2007.

Very truly yours,

GREENLEAF FOREST PRODUCTS, INC.

/s/ Michelle Maresova

By:

_____________________________

Michelle Maresova, President